SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of October, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                        ANNUAL INFORMATION UPDATE (AIU)

                              FOR RYANAIR HOLDINGS

                               In compliance with

Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005)

1. Introduction

Ryanair Holdings Plc published its Annual Report on the 30th August 2007 and is therefore submitting its AIU to the Exchange as required under Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005). We are publishing the AIU via a RIS today and making it available in the Investor Section of our website, www.ryanair.com.

2. Chronological list of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e., as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months together with the date of the release.

This includes all announcements and filings made under the rules of the ISE, the UKLA and the NASDAQ markets. This also includes all Companies Registration office ('CRO') filings during the period, which are listed separately from the market filings.

ISE/UKLA/NASDAQ Filings

Date Announcement

01/09/2006 Document RE Annual Report

03/09/2006 Passenger Figures August 06

04/09/2006 4M Free Seat Sale

07/09/2006 7 New Routes

07/09/2006 First Routes to Malta

12/09/2006 Holding in Company

19/09/2006 17th European Base in Bremen

20/09/2006 5 New Routes from Dublin

21/09/2006 Result of AGM

22/09/2006 Fuel Hedge Jan-Mar 2007

25/09/2006 Seat Back Advertising

26/09/2006 Offers to Build Terminal 2

28/09/2006 Barcelona Expansion

29/09/2006 Raises Net Profit Guidance

04/10/2006 Passenger Growth of 17%

05/10/2006 Aer Lingus

10/10/2006 18th European Base - Madrid

16/10/2006 Holding in Company

17/10/2006 2 New Routes

18/10/2006 Clarify Statements

20/10/2006 Key Elements of Offer Doc

21/10/2006 Offer Document Posted

23/10/2006 Aer Lingus Board to Rescue

24/10/2006 Purchase of 10 CAE Flight Simulators

26/10/2006 Ryanair Urges Workers to Accept Offer

27/10/2006 Record Bank Holiday Bookings

01/11/2006 Ryanair Launches Online Bingo & Gaming

02/11/2006 Annual Information Update

03/11/2006 Passenger Growth for Oct 2006

06/11/2006 Interim Results

09/11/2006 Customer Service Stats Oct

14/11/2006 Aer Lingus Offer Update

20/11/2006 Aer Lingus Offer Update

21/11/2006 EGM Circular Being Posted

22/11/2006 Director/PDMR Shareholding

23/11/2006 Ryanair Smashes Passenger Records

29/11/2006 Market Share on London Routes

30/11/2006 Aer Lingus Offer Update

05/12/2006 Passenger Growth 15% Nov 06

07/12/2006 Customer Service Stats Nov 06

12/12/2006 Ryanair Welcomes OFT Decision re BAA

13/12/2006 Intended Issue of Letter

13/12/2006 Ryanair Announces 6 New Routes

14/12/2006 Update EGM Statement

14/12/2006 EGM Statement

15/12/2006 Document RE Aer Lingus Offer

18/12/2006 Aer Lingus Offer Lapsed

03/01/2007 Passenger Growth of 19% - Dec

03/01/2007 Ryanair Challenges Illegal Labour Decree in France

04/01/2007 Holding in Company

04/01/2007 January Seat Sale

08/01/2007 Block Listing Review

09/01/2007 2 New Routes to Poland

10/01/2007 Ryanair is Europe's Greenest Airline

11/01/2007 EU Ombudsman Decision

15/01/2007 Holding in Company

16/01/2007 Customer Service Stats Dec 2006

18/01/2007 Ryanair Call on Aer Lingus to reduce fuel surcharge

24/01/2007 5 New Routes from Dublin

30/01/2007 Ryanair Calls to Reject 2nd Runway

04/02/2007 3rd Quarter Results

05/02/2007 Passenger Growth of 23%

06/02/2007 16 New Routes

06/02/2007 19th EU Base in Dusseldorf

12/02/2007 Ryanair Joins NASDAQ 100

19/02/2007 Schedule 13G as of Dec 29 06

19/02/2007 Customer Service Stats Jan 07

20/02/2007 Implementation of Stock Split

21/02/2007 Ryanair's Response to The Business Magazine

22/02/2007 Ryanair Statement

23/02/2007 Stock Split

27/02/2007 10 New Aircraft in 2 Months

02/03/2007 Director Shareholding

03/03/2007 Passenger Growth-Feb 07

05/03/2007 Judicial Review-Airport Slots

06/03/2007 Director Shareholding

06/03/2007 Director Sale

07/03/2007 New Route-Stansted to Maribor

07/03/2007 Director Sale

08/03/2007 Ryanair Opposed to EUR 609M T2

21/03/2007 Ryanair Announces Hotel Partnership w/ Expedia

21/03/2007 Holding in Company

22/03/2007 Ryanair Welcomes Openskies

23/03/2007 Customer Service Statistics

26/03/2007 Aviation Regulator Approves Increases

27/03/2007 Ryanair Welcomes OFT Decision

30/03/2007 Leaked EU Finding Bizarre

04/04/2007 Ryanair Holdings PLC (RYA) Passenger Growth March 2007

13/04/2007 Holding in Company

23/04/2007 Holding in Company

25/04/2007 U.S. DoT Confirms Ryanair is No. 1

26/04/2007 7 New Routes for Bremen

27/04/2007 Minister Cullen puts profits first

28/04/2007 April Passenger Statistics

03/05/2007 Ryanair April Load Factors

05/05/2007 Ryanair Guarantees Lowest Fares

09/05/2007 Ryanair - no AL fuel surcharge

10/05/2007 Holding in Company

10/05/2007 Ryanair Announces New Routes

14/05/2007 Holdings in Company

15/05/2007 New Routes From Spain

15/05/2007 1 Million Free Seats

16/05/2007 Ryanair Welcomes Court Dismissal

17/05/2007 New Routes From Milan

22/05/2007 Holding in Company

24/05/2007 Ryanair Announces 13 New Routes

25/05/2007 Holding in Company

26/05/2007 Boeing Purchase

31/05/2007 Ryanair Launches 8 New Routes

01/06/2007 Full Year Results

05/06/2007 Ryanair Passenger Growth

07/06/2007 Ryanair No. 1 for Customer Service

08/06/2007 Holding in Company

12/06/2007 Ryanair is Favourite Airline

12/06/2007 Holding in Company

13/06/2007 Holding in Company

14/06/2007 13 New Routes from Stockholm

19/06/2007 3 Million Seats For 10 GBP

20/06/2007 Ryanair Calls On Aviation Regulator

21/06/2007 Customer Service Stats May 2007

22/06/2007 Holding in Company

25/06/2007 Holding in Company

26/06/2007 Ryanair to Appeal EU Decision

26/06/2007 Holdings in Company

26/06/2007 EU to Block Aer Lingus Takeover

26/06/2007 Transaction in Own Shares

27/06/2007 Directors/PDMR Shareholding

28/06/2007 Purchase of Own Securities

28/06/2007 Extension of Buy Backs

28/06/2007 Holding in Company

28/06/2007 Transaction in Own Shares

29/06/2007 Purchase of Own Securities

30/06/2007 June Passenger Statistics

04/07/2007 Ryanair Beats BA - again!

05/07/2007 Total Voting Rights

06/07/2007 EC failure to investigate

10/07/2007 Response to EU Investigation

17/07/2007 Punctuality Statistics

18/07/2007 Transaction in Own Shares

19/07/2007 Ryanair Announces 11 New Routes

20/07/2007 Ryanair Holdings PLC (RYA) Holding in Company

21/07/2007 New Routes From 4 UK Bases

25/07/2007 Holding in Company

27/07/2007 Purchase of Own Securities

28/07/2007 Purchase of Own Securities

30/07/2007 1st Quarter Results

30/07/2007 Regulator Rewards DAA

31/07/2007 Total Voting Rights

01/08/2007 Ryanair Guarantee No Fuel Surcharge

02/08/2007 Holding in Company

03/08/2007 Ryanair Guarantee No Price Fixing

03/08/2007 Ryanair Passenger Growth

04/08/2007 Biggest Ever Ski Programme

08/08/2007 Injunction against ENAC

09/08/2007 Call For Break Up

09/08/2007 Ryanair Announces 22nd Base

09/08/2007 Ryanair Announces 21st BASE

14/08/2007 Response to Shannon Closure

15/08/2007 6 New Routes from Dublin

20/08/2007 Further 4% Stake in Aer Lingus

24/08/2007 Blocklisting Interim Review

28/08/2007 Hostel World Wins Contract

29/08/2007 Extension of Buy Backs

30/08/2007 Skis Fly Free Offer

04/09/2007 Notice To Requisition EGM

05/09/2007 Ryanair World's Favourite Airline

05/09/2007 Total Voting Rights

05/09/2007 Passenger Growth of 21%

06/09/2007 23rd Base at Belfast Airport

10/09/2007 Ryanair Appeals EC decision

17/09/2007 Transaction in Own Shares

18/09/2007 Transaction in Own Shares

19/09/2007 2 New Routes from Cork

19/09/2007 8th New Routes: Malta - Venice

20/09/2007 Results of AGM

20/09/2007 AGM Statement

25/09/2007 Purchase of Own Securities

26/09/2007 Statement RE Aer Lingus

27/09/2007 Ryanair Challenge on T2


Companies Registration Office Filings

Date Announcement

06/09/2006 B5 RETURN OF ALLOTMENTS

17/10/2006 G1- SR ALTERATION TO MEMORANDUM O

17/10/2006 G1- SR ALTERATION TO MEMORANDUM O

02/11/2006 B1C ANNUAL RETURN - GENERAL

02/11/2006 B1C ANNUAL RETURN - GENERAL

06/11/2006 B10 CHANGE IN DIRECTOR OR SECRETARY

06/11/2006 B10 CHANGE IN DIRECTOR OR SECRETARY

25/01/2007 B5N ALLOTMENT OF SHARES FOR CASH - NO FEE

25/01/2007 B5N ALLOTMENT OF SHARES FOR CASH - NO FEE

25/01/2007 B5N ALLOTMENT OF SHARES FOR CASH - NO FEE

25/01/2007 B5N ALLOTMENT OF SHARES FOR CASH - NO FEE

25/01/2007 B5N ALLOTMENT OF SHARES FOR CASH - NO FEE

25/01/2007 B5N ALLOTMENT OF SHARES FOR CASH - NO FEE

22/02/2007 B5 RETURN OF ALLOTMENTS

22/02/2007 B5 RETURN OF ALLOTMENTS

22/02/2007 B5 RETURN OF ALLOTMENTS

22/02/2007 B5 RETURN OF ALLOTMENTS

22/02/2007 B5 RETURN OF ALLOTMENTS

06/03/2007 B7 NOTICE OF CONSOLIDATION, DIVISION, CONVERSION

06/03/2007 G1- SR ALTERATION TO MEMORANDUM O

06/03/2007 G1- SR ALTERATION TO MEMORANDUM O

16/04/2007 B5 RETURN OF ALLOTMENTS

23/04/2007 B5N ALLOTMENT OF SHARES FOR CASH - NO FEE

08/05/2007 B5 RETURN OF ALLOTMENTS

11/06/2007 B5 RETURN OF ALLOTMENTS

13/06/2007 B5 RETURN OF ALLOTMENTS

27/07/2007 B7 NOTICE OF CONSOLIDATION, DIVISION, CONVERSION

27/07/2007 B7 NOTICE OF CONSOLIDATION, DIVISION, CONVERSION

27/07/2007 B7 NOTICE OF CONSOLIDATION, DIVISION, CONVERSION

27/07/2007 H5 - PURCHASING OWN SHARES

27/07/2007 B7 NOTICE OF CONSOLIDATION, DIVISION, CONVERSION

15/08/2007 B7 NOTICE OF CONSOLIDATION, DIVISION, CONVERSION

15/08/2007 B7 NOTICE OF CONSOLIDATION, DIVISION, CONVERSION

15/08/2007 H5 - PURCHASING OWN SHARES

30/08/2007 B5 RETURN OF ALLOTMENTS

 3. Availability of the full text of the announcements/filings

All announcements prescribed by and released pursuant to the Listing Rules of the Irish Stock Exchange and the Listing Rules of the UK Listing Authority will be available on the ISE website. NASDAQ filings will be available on the EDGAR website. Copies of any filings made with the CRO will be available from the CRO.


4. Accuracy of the information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.


Ends.

For further information

Jim Callaghan - Ryanair     Pauline McAlester - Murray Consultants

00 3535 1 812 1212          00 353 1 498 0300


09th October 2007




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  09 October 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director